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                              June 1, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Real Estate Investment Trust, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036.

                                                        Re: Fundrise Real
Estate Investment Trust, LLC
                                                            Post-Qualification
Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 12, 2021
                                                            File No. 024-11140

       Dear Mr. Miller:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2021 letter.

       Post-Qualification Amendment No. 6 Filed May 12, 2021

       General

   1. We note your response to comment 1. Please explain to us how the returns of the various
                                                        Fundrise programs are
aggregated in your calculation. In addition, please explain in more detail why you believe
it is reasonable to present the aggregated return information for
                                                        Fundrise programs to
investors. In this respect, please explain to us how your calculation of the aggregated
return accounts for the fact that the programs are in various stages of their life cycles,
including some that are no longer open to investment, and have differing investment focuses, and
that the exact composition of an investor's portfolio that is invested in multiple
Fundrise programs is unique.
 Benjamin S. Miller
Fundrise Real Estate Investment Trust, LLC
June 1, 2021
Page 2
2. We note your response to comment 2. To the extent you continue to use indices to make comparisons, please expand your disclosure to describe the companies that comprise the index, how those companies may differ from the issuer being discussed and why such comparison is appropriate in the context it is being used.
Redemption Plan, page 23

3. We note your disclosure on page 24 that for redemptions that occur during the introductory period, an investor would receive back his or her "original investment amount." We also note your disclosure on page 25 that you "intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares, which may affect whether the entirety of a redemption request will be considered to be in the Introductory Period or Post-Introductory Period." Please revise your disclosure on page 24 regarding the amount that an investor may redeem during the 90-
      day introductory period to clarify that an investor would only receive his or her "original investment amount" to the extent it were less than 5,000 common shares or $50,000 worth of common stock, or advise.
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391
with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                      Division of Corporation
Finance
Comapany NameFundrise Real Estate Investment Trust, LLC
                                                      Office of Real Estate &
Construction
June 1, 2021 Page 2
cc:       Mark Schonberger
FirstName LastName